SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001 -21
NIRE 33.300.276.963

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’
MEETING HELD ON APRIL 2nd, 2009

DATE, TIME AND PLACE: On April 2nd, 2009, at 11:00 a.m., at the headquarters of TIM Participações S.A. (“Company”), located at Avenida das Américas, No. 3434, 1st block, Barra da Tijuca, in the City and State of Rio de Janeiro.

ATTENDANCE: Shareholders representing over 89% (eighty-nine per cent) of the voting capital, pursuant to the signatures on the Shareholders’ Attendance Book. Also attended the meeting Mr. Claudio Zezza, Chief Financial and Investor Relations Officer of the Company, Mr. Miguel Roberto Gherrize, Chairman of the Statutory Audit Committee of the Company, Mr. Saulo L. Bonizzatto, representative of Accenture do Brasil, and the representative of the Company’s independent auditors, Directa Auditores.

BOARD: Chairman – Mr. Robson Goulart Barreto; Secretary – Mrs. Alessandra Catanante.

CONVENING / PUBLICATION: (1) Call Notice published at the Official Gazette of the State of Rio de Janeiro, at Valor Econômico and at Jornal do Commercio, on March 2nd, 3rd and 4th, 2009; (2) The notice provided for by the Section 133 of the Brazilian Law No. 6.404/1976 was published at the Official Gazette of the State of Rio de Janeiro, at Valor Econômico and at Jornal do Commercio, on February 27th, 2009 and on March 2nd and 3rd, 2009; (3) The management’s report, the financial statements and the independent auditors’ report related to the fiscal year ended on December 31st, 2008 were published at the Official Gazette of the State of Rio de Janeiro, at Valor Econômico and at Jornal do Commercio on March 11th, 2009.

READING OF DOCUMENTS, RECEIPT OF VOTES AND DRAWING OF MINUTES: (1) The reading of the documents related to the agenda to be discussed in this Shareholders’ Meeting was dismissed, since the shareholders are fully aware of the contents thereof; (2) The voting statements, protests and dissidences by any chance presented shall be numbered, received and certified by the Board, and shall be filed at the Company’s head office, pursuant to the provided for by the Section 130, paragraph 1st, of the Brazilian Law No. 6.404/1976; (3) It was authorized to draw up the minutes as a summary and the publication thereof without the signatures of all shareholders, as provided for by the Section 130, paragraphs 1st and 2nd, of the Brazilian Law No. 6.404/1976, respectively; (4) The minutes of this Annual and Extraordinary Shareholders’ Meeting shall be drawn up as a single document, pursuant to the provided for by the Section 131, sole paragraph, of the Brazilian Law No. 6.404/1976.

AGENDA: On Extraordinary Shareholders` Meeting: to resolve on the following proposals: (1) Extension period of the Cooperation and Support Agreement, entered into among Telecom Italia S.p.A., TIM Celular S.A. and TIM Nordeste S.A., with the Company as intervener; (2) Company’s capital increase, related to the tax benefit accrued by TIM Nordeste S.A.(the “Subsidiary”) during the year 2008, with the issuance of new shares, which derives from the amortization of the goodwill accounted by the subsidiary in the year 2000, and the resulting

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amendment to the Section 5h of the Company’s By-Laws; (3) Increase of the maximum number of members of the Company’s Board of Directors, and resulting amendment to the Section 26 of the Company’s By-Laws; (4) Extinction of the position designated as Chief Business Officer, and resulting amendment to the Section 31t of the Company’s By-Laws; and (5) Consolidation of the Company’s By-Laws. On Annual Shareholders’ Meeting: (1) To resolve on the management’s report and the financial statements of the Company, dated as of December 31st, 2008; (2) To resolve on the proposal for the allocation of the results related to 2008 fiscal year and distribution of dividends by the Company; (3) To appoint the members and the alternate members of the Company’s Board of Directors; (4) To resolve on the proposed compensation of the management of the Company for the year 2009; and (5) To appoint the members and the alternate members of the Company’s Statutory Audit Committee and to resolve upon the proposed compensation of those members.

RESOLUTIONS: Upon review and discussion on the matters contained in the Agenda, the shareholders resolved: On Extraordinary Shareholders’ Meeting: (1) according to the documentation previously disclosed in the Company’s web site regarding the history of the Cooperation and Support Agreement, entered into among Telecom Italia S.p.A., TIM Celular S.A. and TIM Nordeste S.A., with the Company as intervener (hereinafter referred to as the “Agreement”), and about the benefits accrued by TIM Celular S.A. and TIM Nordeste S.A. in relation to the Agreement, to approve, by majority of votes, including the votes of the preferred shareholders, in compliance with Section 13, sole paragraph, of the Company’s ByLaws, being recorded hereby the abstention of the shareholder TIM Brasil Serviços e Participações S.A., the extension of the Agreement for another twelve (12) months, from January 3rd, 2009 to January 2nd, 2010, and in the amount of up to nine million and five hundred thousand euros (€ 9,500,000.00), pursuant to the proposal approved by the Board of Directors in the meeting held on February 26th, 2009, being the Officers of the Company hereby authorized to perform any and all acts that may be deemed necessary in order to proceed with the extension of the Agreement; (2) to approve, by majority of votes, the management proposal to increase the Company’s capital stock, in the amount of eighteen million, seven hundred and sixty-one thousand, two hundred and thirty reais and forty-four cents (R$ 18,761,230.44), with the issuance of one million, five hundred and seventy-three thousand, eight hundred and twenty-eight (1,573,828) common shares and three million, forty-six thousand, six hundred and seventy-one (3,046,671) preferred shares, by the issuance price of six reais and twelve cents (R$ 6.12) and three reais (R$ 3.00) per common and preferred share, respectively, upon capitalization of the remaining portion of the Special Goodwill Reserve corresponding to the tax benefit accrued by TIM Nordeste S.A. during 2008, resulting from the amortization of the goodwill incorporated by TIM Nordeste S.A. in 2000, and the current ratio between the common shares and the preferred shares of the Company shall be maintained. Pursuant to the CVM Instruction No. 319/99 and the Protocol of Split and Acquisition related to this subject, the portion of the Special Goodwill Reserve corresponding to such tax benefit shall be capitalized by TIM Nordeste S.A.. As a result of the capital stock increase previously mentioned, the capital stock turns from seven billion, six hundred and thirteen million, six hundred and ten thousand, one hundred and forty-three reais and twelve cents (R$ 7,613,610,143.12) to seven billion, six hundred and thirty-two million, three hundred and seventy-one thousand, three hundred and seventy-three reais and fifty-six cents (R$ 7,632,371,373.56), with its immediate confirmation due to the commitments previously assumed by the shareholder TIM Brasil Serviços e Participações S.A., and the other minority shareholders may exercise their first refusal rights within the legal term, proportionally to the shares held by them, pursuant to the CVM Instruction No. 319/99, being the amounts eventually computed reverted to the controlling shareholder. Therefore, the Section 5 of the Company’s By-Laws shall be in effect from now on with the following

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wording: “Section 5 – The subscribed and fully-paid capital stock is of seven billion, six hundred and thirty-two million, three hundred and seventy-one thousand, three hundred and seventy-three reais and fifty-six cents (R$ 7,632,371,373.56), represented by two billion, three hundred and forty-eight million, four hundred and forty-seven thousand and thirty-six (2,348,447,036) shares, of which seven hundred and ninety-nine million, nine hundred and twenty-four thousand, eight hundred and five (799,924,805) are common shares and one billion, five hundred and forty-eight million, five hundred and twenty-two thousand, two hundred and thirty-one (1,548,522,231) are preferred shares, all of them nominative shares, with no par value.”; (3) to approve, by majority of votes, the increase of the maximum number of members of the Company’s Board of Directors, turning the Company’s Board of Directors to be composed by up to nine (9) Board members and the same number of alternates, and the resulting amendment to the Section 26 of the Company’s By-Laws, which shall be in effect from now on with the following wording: “Section 26 – The Board of Directors is comprised of three (3) to nine (9) permanent members and the same number of alternates.”; (4) to approve, by majority of votes, the extinction of the position designated as Chief Business Officer of the Company, and the resulting amendment to the “caput” of the Section 31 of the Company’s By-Laws, which shall be in effect from now on with the following wording: “Section 31 – The Board of Executive Officers, who may or may not be shareholders themselves, shall be comprised of a minimum of two (2) and a maximum of five (5) members, which shall have the following titles: I – Chief Executive Officer; II – Chief Financial Officer; III – Chief Supplies Officer; IV – Chief Human Resources Officer; V – Legal Officer. All Executive Officers shall be elected by the Board of Directors, which may dismiss them at any time.”; and (5) to approve, by majority of votes, the consolidation of the Company’s By-Laws, pursuant to the document attached hereto, in order to reflect the resolutions provided for by the items (2), (3) and (4) above. On Annual Shareholders’ Meeting: (1) to approve, by majority of votes, being recorded hereby the abstention of the shareholders legally excluded from such approval, the Company’s management report and the financial statements dated as of December 31st, 2008, duly audited by the Company’s independent auditors, Directa Auditores; (2) to approve, by unanimous decision, the management proposal to appropriate 2008 net income and distribution thereof, which provides that the 2008 net income, in the amount of one hundred and eighty million, one hundred and fifty-two thousand, thirty-two reais and thirty-four cents (R$ 180,152,032.34) shall have the following destination: (a) according to Section 193 of the Brazilian Law No. 6,404/1976, five per cent (5%) of the 2008 net income, in the amount of nine million, seven thousand, six hundred and one reais and sixty-two cents (R$ 9,007,601.62), shall be destined to the Legal Reserve; and (b) the remaining balance of the 2008 net income, in the amount of one hundred and seventy-one million, one hundred and forty-four thousand, four hundred and thirty reais and seventy-two cents (R$ 171,144,430.72), shall be fully distributed to the preferred shareholders as prime dividends, pursuant to the Company’s By-Laws. Therefore, each preferred share shall receive eleven cents and seventy thousandths of cents (R$ 0.1107) to be paid within seventy-five (75) days. It was emphasized that the holders of common shares of the Company shall not receive minimum dividends whereas the 2008 net income is insufficient to fully pay the prime dividends due to the preferred shareholders; (3) initially, the Chairman informed that none of the shareholders requested the adoption of the multiple voting process for the election of the members of the Board of Directors. Subsequently, the Chairman inquired the Secretary if the attendance of this meeting comprises a sufficient number of minority shareholders and/or preferred shareholders in order to reach the quorum provided for in Section 141, paragraphs 4th and 5th of the Brazilian Law No. 6,404/1976, with respect to the election, in separate, of a member of the Board of Directors. Upon analysis of the Shareholders’ Attendance Book, it was verified that minority shareholders and preferred shareholders representing less than fifteen per cent (15%) of the voting capital and less than

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ten per cent (10%) of the Company’s capital stock attended the meeting, therefore, the quorums provided for in Section 141, paragraphs 4th and 5th of the Brazilian Law No. 6,404/1976 were not reached. Under such circumstances, were elected, by majority of votes, to compose the Board of Directors: (a) as Chairman of the Board of Directors, Mr. Mario Cesar Pereira de Araujo, Brazilian citizen, married, engineer, bearer of the identity card No. 02,158,026-1, issued by IFP/RJ, enrolled with the Individual Taxpayers’ Registry (“CPF/MF”) under No. 235,485,337-87, with office at Avenida das Américas, nº 3434, 1st block , 7th floor, Barra da Tijuca, in the City and State of Rio de Janeiro, having as alternate member Mrs. Lara Cristina Ribeiro Piau Marques, Brazilian citizen, married, lawyer, enrolled with OAB/DF under No. 11,539 and with the CPF/MF under No. 554,012,011-68, with office at Avenida das Américas, No. 3434, 1st block, 5th floor, Barra da Tijuca, in the City and State of Rio de Janeiro; (b) as Board member, Mr. Luca Luciani, Italian citizen, married, economist, bearer of the Italian passport No. AA10695977, valid until April 18th, 2017, enrolled with the CPF/MF under No. 059,837,507-47, with office at Avenida das Américas, No. 3434, 1st block, 6th floor, Barra da Tijuca, in the City and State of Rio de Janeiro, having as alternate member Mr. Claudio Zezza, Italian citizen, married, economist, bearer of the Italian passport No. E021021, valid until March 16th, 2015, enrolled with the CPF/MF under No. 060,808,147-73, with office at Avenida das Américas, No. 3434, 1st block, 6th floor, Barra da Tijuca, in the City and State of Rio de Janeiro, being hereby recorded that the installation of Mr. Luca Luciani and of Mr. Claudio Zezza depends on the obtainment of the authorization related to the permanent visa, since they have established residence in the Country; (c) as Board member, Mr. Carmelo Furci, Italian citizen, divorced, businessman, bearer of the Italian passport No. AA12651577, valid until June 13th, 2017, enrolled with the CPF/MF under No. 054,882,267-02, with office at Avenida das Américas, No. 3434, 1st block, 7th floor, Barra da Tijuca, in the City and State of Rio de Janeiro, having as alternate member Mr. Emmanuele Carboni, Italian citizen, married, businessman, bearer of the Italian passport No. B647938, valid until September 22nd, 2013, with office at Via Corso d’Italia, No. 41, in the City of Rome, Italy, being recorded hereby that the installation of Mr. Carmelo Furci depends on the obtainment of the authorization related to the permanent visa, since he has established residence in the Country; (d) as Board member, Mr. Gabriele Galateri di Genola, Italian citizen, married, manager, bearer of the Italian passport under No. E896355, valid until November 6th, 2015, with mail address at Via Piazza degli Affari, No. 2, in the City of Milan, Italy, having as alternate member Mr. Beniamino Bimonte, Italian citizen, separated, economist, bearer of the Italian passport No. E599563, valid until July 21st, 2015, enrolled with the CPF/MF under No. 060,808,027-67, with office at Avenida das Américas, No. 3434, 1st block, 2nd floor, Barra da Tijuca, in the City and State of Rio de Janeiro, being recorded hereby that the installation of Mr. Beniamino Bimonte depends on the obtainment of the authorization related to the permanent visa, since he has established residence in the Country; (e) as Board member, Mr. Oscar Cicchetti, Italian citizen, married, manager, bearer of the Italian passport No. AA26826518, valid until May 9th, 2018, with office at Via Corso d’Italia, No. 41, in the City of Rome, Italy, having as alternate member Mr. Lorenzo Federico Zanotti Lindner, Brazilian citizen, single, economist, bearer of the identity card No. 09,631,430-7, issued by IFP/RJ, enrolled with the CPF/MF under No. 025,275,667-31, with office at Avenida das Américas, No. 3434, 1st block, 6th floor, Barra da Tijuca, in the City and State of Rio de Janeiro; (f) as Board member, Mr. Maílson Ferreira da Nóbrega, Brazilian citizen, married, economist, bearer of the identity card No. 214.106, issued by SSP/DF, enrolled with the CPF/MF under No. 043,025.,837-20, with office at Rua Estados Unidos, No. 498, in the City and State of São Paulo, having as alternate member Mr. Lorenzo Canu, Italian citizen, married, lawyer, bearer of the Italian passport No. AA3239122, valid until June 16th, 2018, with mail address at Via Corso d’Italia, No. 41, in the City of Rome, Italy; (g) as Board member, Mr. Andrea Sandro Calabi, Brazilian citizen,

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married, economist, bearer of the identity card No. 2.763.894, issued by SSP/SP, enrolled with the CPF/MF under No. 002.107.148 -91, with office at Rua Viradouro, No. 63, 13rd floor, 131, in the City and State of São Paulo, having as alternate member Mr. Antonino Ruggiero, Italian citizen, married, engineer, bearer of the Italian passport No. F662948, valid until April 09th, 2014, enrolled with the CPF/MF under No. 060,170,797-43, with office at Avenida das Américas, No. 3434, 6th block, 6th floor, Barra da Tijuca, in the City and State of Rio de Janeiro; (h) as Board member, Mr. Manoel Horácio Francisco da Silva, Brazilian citizen, married, manager, bearer of the identity card No. 3,098,648, issued by IFP/RJ, enrolled with the CPF/MF under No. 066,526,978-15, with office at Rua Dr. Renato Paes de Barros, No. 1017, 12th floor, in the City and State of São Paulo, having as alternate member Mr. Guglielmo Noya, Italian citizen, married, engineer, bearer of the Italian passport No. AA20134914, valid until January 17th, 2017, enrolled with the CPF/MF under No. 060,808,117-58, with office at Avenida das Américas, No. 3434, 1st block, 7th floor, Barra da Tijuca, in the City and State of Rio de Janeiro, being hereby recorded that the installation of Mr. Guglielmo Noya depends on the obtainment of the authorization related to the permanent visa, since he has established residence in the Country; and (i) as Board member, Mr. Stefano de Angelis, Italian citizen, married, economist, bearer of the identity card RNE No. V403998-0, enrolled with the CPF/MF under No. 059,567,317-10, with office at Via Corso d’Italia, No. 41, in the City of Rome, Italy, having as alternate member Mr. Rogerio Takayanagi, Brazilian citizen, married, engineer, bearer of the identity card No. 38,443,688-2, issued by SSP/SP, enrolled with the CPF/MF under No. 645,463,651-87, with office at Avenida das Américas, No. 3434, 1st block, 4th floor, Barra da Tijuca, in the City and State of Rio de Janeiro. The shareholder TIM Brasil Serviços e Participações S.A. stated that it has obtained from the Directors hereby elected the confirmation that they have the necessary qualifications and comply with all the requirements provided for by the Brazilian Law No. 6,404/1976 for the exercise of the duties as member of the Company’s Board of Directors, being hereby recorded that such Directors shall execute the statement set forth in the CVM Instruction No. 367/2002 along with the execution of the instrument of appointment, except those who have already executed such statement previously. All Directors hereby elected shall remain in office until the Annual Shareholders’ Meeting to be held in 2011 and shall take office upon fulfillment of the applicable conditions and execution of the respective instruments of appointment, in the term and as provided for in the Brazilian Law No. 6,404/1976 and in the By-Laws; (4) to approve, by unanimous decision, the compensation of the managers for 2009, as follows: (a) Compensation of the Board of Directors: total annual compensation in the amount of one million, four hundred and fifty-two thousand, four hundred and ninety-two reais (R$ 1,452,492.00), to be granted to the Directors individually in accordance with the criteria to be decided in the next Board of Directors’ Meeting; (b) Compensation of the Board of Executive Officers: total annual compensation in the amount of up to four million, nine hundred and fourteen thousand, five hundred and twenty-five reais (R$ 4,914,525.00) . Regarding the compensation of the Board of Executive Officers and the amount hereby approved, seventy per cent (70%) corresponds to the fixed compensation and thirty per cent (30%) corresponds to the variable compensation (bonus / participation in the profits to be determined in accordance with the Company’s variable compensation policy). It shall be hereby recorded that the proposal approved by the Company’s Board of Directors, in the meeting held on February 26th, 2009, was amended due to the increase in the number of members of the Board of Directors, pursuant to the item (3) of the Agenda of this Annual Shareholders’ Meeting and to the item (3) of the Agenda of the Extraordinary Shareholders’ Meeting; and (5) to elect, primarily, at a separate voting, pursuant to the paragraph 4, item “a”, of the Section 161 of the Brazilian Law No. 6.404/1976, by the majority of the preferred shareholders of the Company who attended the meeting, with abstention of the controlling shareholder in the voting, as member of the Company’s Statutory Audit Committee, Mr. Luiz

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Mariano de Campos, Brazilian citizen, married, bank clerk and savings bank clerk, bearer of the identity card No. 017,372,244, issued by IFP/RJ, enrolled with the CPF/MF under No. 012,251,117-49, with office at Rua Roberto Dias Lopes, No. 100, room 1202, block A, Leme, in the City and State of Rio de Janeiro, having as alternate member Mr. Robson Balilla, Brazilian citizen, married, bank clerk and savings bank clerk, bearer of the identity card No. 5,136,909, issued by SSP/SP, enrolled with the CPF/MF under No. 873,184,238-00, with office at Avenida Alfredo Bechelli, No. 74, Rudge Ramos, in the City of São Bernardo do Campo, State of São Paulo; being also elected, by majority of votes of the holders of common shares who attended the meeting, to compose the Company’s Statutory Audit Committee, (a) as member, Mr. Miguel Roberto Gherrize, Brazilian citizen, married, accountant, bearer of the identity card No. 2,563,050, issued by SSP/SP, enrolled with the CPF/MF under No. 107,140,308-72, with office at Rua Joaquim José Esteves, No. 60, apt. 192c, Santo Amaro, in the City and State of São Paulo, having as alternate member Mr. Samuel de Paula Matos, Brazilian citizen, married, economist and accountant, bearer of the identity card No. 4.104.837, issued by SSP/SP, enrolled with the CPF/MF under No. 069.815.428 -20, with office at Alameda Sarutaia, No. 320, 22sd floor, in the City and State of São Paulo; (b) as member, Mr. Oswaldo Orsolin, Brazilian citizen, married, economist, bearer of the identity card No. 2,911,852-9, issued by SSP/SP, enrolled with the CPF/MF under No. 034,987,868-49, with office at Avenida Lopes de Azevedo, No. 154, house 1, Jardim Everest, in the City and State of São Paulo, having as alternate member Mr. Roosevelt Alves Fernandes Leadebal, Brazilian citizen, married, economist, bearer of the identity card No. 74,045, issued by SSP/RN, enrolled with the CPF/MF under No. 016,083,804-59, with office at SQSW No. 305, block G, apt. 407, in the City of Brasília, Federal District; (c) as member, Mr. Alberto Emmanuel Whitaker, Brazilian citizen, married, manager and lawyer, bearer of the identity card No. 2.025.093, issued by SSP/SP, enrolled with the CPF/MF under No. 002,337,738-00, with office at Alameda Itu, No. 823, apt. 31, in the City and State of São Paulo, having as alternate member Mr. João Verner Juenemann, Brazilian citizen, married, accountant and manager, bearer of the identity card No. 3,010,401,283, issued by SSP/RS, enrolled with the CPF/MF under No. 000,952,490-87, with office at Rua André Poente, No. 238, in the City of Porto Alegre, State of Rio Grande do Sul; and (d) as member, Mr. Alfredo Ferreira Marques Filho, Brazilian citizen, married, auditor, bearer of the identity card No. 11.726.931 -1, issued by SSP/SP, enrolled with the CPF/MF under No. 028,236,498-67, resident at Rua dos Ingleses, No. 609, in the City and State of São Paulo, having as alternate member Mr. Francisco de Paula dos Reis Junior, Brazilian citizen, married, auditor, bearer of the identity card No. 9,448,100-3, issued by SSP/SP, enrolled with the CPF/MF under No. 007,190,878-13, with office at Rua dos Ingleses, No. 609, in the City and State of São Paulo, with acceptance, in this last case, of the indication and recommendation issued by the representative of the administrator Credit Suisse Hedging-Griffo Corretora de Valores S.A., which currently represents several minority shareholders holding common shares, present to this meeting. The shareholders who appointed the Statutory Audit Committee’s members hereby elected stated that, as a condition for the investiture and installation of such members and alternate members hereby elected, shall obtain from them, within thirty (30) days, or even previously to the next Statutory Audit Committee’s Meeting, which occurs first, the confirmation that they are duly qualified and comply with the requirements set forth in the Brazilian Law No. 6,404/1976 and in the Company’s By-Laws to exercise the position of member of the Statutory Audit Committee of the Company. The Statutory Audit Committee’s members hereby elected shall remain in office until the Annual Shareholders’ Meeting of the Company to be held in 2010 and shall take office upon fulfillment of the applicable conditions and execution of the respective instruments of appointment, in the term and as provided for in the Brazilian Law No. 6,404/1976 and in the Company’s By-Laws. It was also approved, by majority of votes, the compensation of the Statutory Audit Committee’s members for 2009, in

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the total annual amount of six hundred and ninety thousand reais (R$ 690,000.00), corresponding to a monthly amount of eleven thousand and five hundred reais (R$ 11,500.00) per member. The voting statements received from the shareholders who attended the meeting were certified by the Board and shall be filed at the Company’s head office

CLOSING: Nothing further to discuss, the Chairman of the Meeting Board suspended the works for the time necessary to draw up these minutes. As the session was reopened, the minutes were read and approved by the attendees, executed by the Chairman and the Secretary of the Board and the shareholders identified below.

Rio de Janeiro, April 2nd, 2009.

ROBSON GOULART BARRETO	ALESSANDRA CATANANTE
Chairman of the Board	Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: April 03, 2009	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.